Pricing Supplement No. 1, Dated April 15, 2004	Filed under Rule 424(b)(2)
(To Prospectus dated December 8, 2003 and	Registration Statement File No. 333-110804
Prospectus Supplement dated December 8, 2003)
CUSIP: 25243EAG8

Diageo Capital plc

Medium-Term Notes — Floating Rate

Principal Amount: U.S.$200,000,000	Initial Interest Rate: 3-Month USD LIBOR plus 0.09%
Agent’s Discount or Commission: 0.119%	Original Issue Date: April 20, 2004
Net Proceeds to Issuer: U.S.$199,762,000	Stated Maturity Date: April 20, 2007

Calculation Agent: Citibank, N.A.	Calculation Dates: Interest Determination Dates

Interest Rate Basis:

☐CD Rate	☐EURIBOR	☐Prime Rate
☐CMT Rate	☐Federal Funds Rate	☐Treasury Rate
☐Commercial Paper Rate	☑LIBOR	☐Other (see attached)

If LIBOR, Designated LIBOR Page:	☐ LIBOR Reuters, Reuters Page:
☑ LIBOR Moneyline Telerate, Moneyline Telerate Page: 3750

If CMT Rate,	☐Designated CMT Maturity Index:
☐Designated CMT Moneyline Telerate Page:

Interest Reset Dates: Second London business day
  preceding the interest payment date one prior to the
  applicable interest payment date.
Interest Reset Period: Quarterly
Interest Payment Dates: Each of April 20, July 20,
  October 20 and January 20, commencing July 20, 2004.
Index Maturity: 3 months
Index Currency: U.S. dollars	Spread (+/-): +0.09%
Spread Multiplier: None
Maximum Interest Rate: None
Minimum Interest Rate: None
Interest Determination Dates: Second London business day
  preceding the interest payment date one prior to the
applicable interest payment date.

Redemption:

☑	The Notes cannot be redeemed prior to the Stated Maturity Date.
☐	The Notes may be redeemed prior to Stated Maturity Date.
Redemption Commencement Date:
Initial Redemption Percentage: %
Annual Redemption Percentage Reduction: % until Redemption Percentage is 100% of the Principal Amount.

Repayment:

☑	The Notes cannot be repaid prior to the Stated Maturity Date.
☐	The Notes can be repaid prior to the Stated Maturity Date at the option of the holder of the Notes.
Optional Repayment Date(s):
Repayment Price: %

Currency:

Specified Currency: U.S. dollars	Exchange Rate Agent: Citibank, N.A.
Minimum Denominations: U.S.$1,000

Original Issue Discount:                  ☐ Yes                   ☑ No

Total Amount of OID:	Yield to Maturity:
Initial Accrual Period:

Form:	☑Book-Entry	☐Certificated
Agent:	☑Goldman, Sachs & Co.
☐Other

Agent acting in the capacity as indicated below:

☐Agent	☑Principal

If as principal:

☐The Notes are being offered at varying prices related to prevailing market prices at the time of resale.
☑The Notes are being offered at a fixed initial public offering price of 100% of principal amount.

If as Agent:

The Notes are being offered at a fixed initial public offering price of          % of principal amount.

Trustee: Citibank, N.A.

Other Provisions:

1. Terms not defined above have the meanings given to such terms in the Prospectus Supplement, dated December 8, 2003.
2. Application will be made to list the notes on The New York Stock Exchange.

USE OF PROCEEDS

      The net proceeds (after agent’s commission but prior to deducting any expenses of the offering) from the sale of the notes will be $199,762,000. We will use the proceeds primarily for general corporate purpose, including working capital and the repayment of outstanding commercial paper. The commercial paper being repaid has an average interest rate of 1.07% and the proceeds from such commercial paper were used for general corporate purposes.

CAPITALIZATION

      The following table sets forth, a UK GAAP basis, the unaudited actual capitalization for Diageo as at December 31, 2003 and such unaudited actual capitalization as at December 31, 2003 as adjusted to give effect to the issuance of the notes (but without deducting any fees and expenses). Other than the changes noted in the notes to the table below, there has been no material change in the capitalization and indebtedness of Diageo since December 31, 2003.

	December 31,	Adjusted
	2003	for Offering

	(unaudited)	(unaudited)
	£ million	£ million
Short term borrowings (including current portion of long term borrowings)	2,986	2,874

Finance lease obligations	—	—
Long term borrowings
Due from one to five years	2,428	2,540
Due after five years	1,041	1,041

	3,469	3,581

Minority interests (equity and non-equity)	491	491
Shareholders’ equity
Called up share capital	886	886
Share premium account	1,328	1,328
Revaluation reserve	(351)	(351)
Own shares held reserve	116	116
Capital redemption reserve	3,057	3,057
Profit and loss account	(2,044)	(2,044)

	2,992	2,992

Total Capitalization	6,952	7,064

Notes to the Capitalization Data

(1)	At December 31, 2003, the group had cash at bank and liquid resources of £1,304 million and interest rate and foreign currency swaps of £446 million.

(2)	At December 31, 2003, £73 million of the group’s net borrowings due within one year and £153 million of the group’s net borrowings due after more than one year were secured.

(3)	At December 31, 2003, there were potential issues of approximately 4 million new ordinary shares outstanding under Diageo’s employee share option schemes.

(4)	At December 31, 2003, the total authorized share capital of Diageo consisted of 5,329,052,500 ordinary shares of 28 101/108 pence each. At such date, 3,063,562,925 ordinary shares were issued and fully paid, including shares issued and held in employee share trusts.

(5)	Since December 31, 2003 and up to April 2004, 2.6 million ordinary shares have been purchased for immediate cancellation at a cost of £19.3 million.

(6)	On April 2, 2004 Diageo Finance B.V. issued U.S.$500 million of its 3.875% Notes due 2011, which are guaranteed as to payments of interest and principal by Diageo plc.

(7)	Except for notes (5) and (6) above and related repayments of a zero coupon bond and commercial paper, there has been no material change in the capitalization of the group since December 31, 2003.

(8)	In connection with the disposal of the quick service restaurants business, Diageo has guaranteed up to $850 million (£475 million) of external borrowings of Burger King until December 2007. These loans had an original term of five years although Diageo and Burger King agreed to structure their arrangements to encourage refinancing by Burger King on a non-guaranteed basis prior to the end of five years. In connection with the disposal of Pillsbury, Diageo has guaranteed the debt of a third party to the amount of $200 million (£112 million) until November 2009. Including these guarantees, but net of the amount provided, the group has given performance guarantees and indemnities to third parties of £606 million. There has been no material change since June 30, 2003 in the group’s performance guarantees and indemnities.